Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation/Organization
National Tank Company Total Engineering Services Team, Inc. TEST Automation & Controls, Inc. NATCO Canada, Ltd. Axsia Holdings, Ltd. Axsia Group, Ltd. NTC Technical Services, Inc.	Delaware Louisiana Louisiana Ontario, Canada England & Wales England & Wales Delaware